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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One)

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form N-SAR

For Period Ended:  June 30, 1997

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

________________________________________________________________________________

        Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________________

        If the Notification relates to a portion of the filing checked above,
identify the Item(s) to which the Notification relates:     N/A

________________________________________________________________________________
Commission File Number:   1-0096



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                                     PART I

                             Registrant Information

Full Name of Registrant:

                            STRIKER INDUSTRIES, INC.

Address of Principal Executive Office:

                            One Riverway, Suite 2450
                              Houston, Texas 77056


                                    PART II

                            Rules 12b-25 (b) and (c)

[X ] If the subject Report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed:

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

        (b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Quarterly Report.

        (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) is attached.         N/A


                                    PART III

                                   Narrative

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period:

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        All of the required information necessary to complete Form 10-Q by
August 14, 1997 was not available, and therefore Form 10-Q will be filed within the five day extension period.


                                    PART IV

                               Other Information

        (1) Name and telephone number of person to contact in regard to this
            Notification:

            Matthew D. Pond                     713             622-4092
                  (Name)                     (Area Code)   (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period as the Registrant was required to file such report(s) been filed? If the answer is No,
identify report(s).            [ X  ] Yes  [  ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject Report or
part thereof?                  [ X  ] Yes  [  ] No


              For the quarter ended June 30, 1997, sales decreased significantly (estimated to be approximately $944,000) due primarily to a reduction in the number of units (tons) sold. The reduction in units sold is attributable to the significant level of operational downtime during the quarter. The downtime led to production shortages, which resulted in unabsorbed production costs, all of which resulted in a decrease in gross margin (estimated to be approximately $432,000). In addition, the Registrant experienced an operating loss, an increase in general and administrative expenses and an increase in interest expense during the period which resulted in a net loss (estimated to be approximately $1,535,000) for the quarter ended June 30, 1997, as compared to a net loss of $439,302 for the quarter ended June 30, 1996. This will be fully explained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 to be filed with the Commission on or before August 19,1997.

         STRIKER INDUSTRIES, INC. has caused this Notification to be signed on its be-half by the undersigned hereunto duly authorized.

Date: August 13, 1997.                       By:  /s/ Paul B. Edmiston
                                                --------------------------------
                                                  Paul B. Edmiston
                                                  Corporate Controller